                                  May 13, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 03-06
Washington, D.C.  20549

         Re:      O.I. Corporation
                  Form 10-K for the year ended December 31, 2004
                  File No. 000-06511

Ladies and Gentlemen:

                  O.I. Corporation, an Oklahoma corporation (the "Company") has received your letter dated May 2, 2005 (your "Comment Letter") addressed to Juan Diaz, Vice President - Corporate Controller of the Company, pursuant to which you provided a comment from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form 10-K for the year ended December 31, 2004 (the "Form 10-K"). Set forth below is the Company's response to such Comment Letter. For your convenience, the comments contained in your Comment Letter are set forth verbatim in the italicized paragraphs below. The Company's response appears in the plain text following each comment.

Financial Statements - Page 26

Notes to Consolidated Financial Statements - Page 30

Note 2.  Investment in Unconsolidated Investee - Page 34

1. We note that you purchased the assets of Intelligent Ion, Inc. for approximately $600,000 and expensed $483,000 of in-process research and development related to this acquisition during December 2004. Tell us supplementally and revise future filings to address the following:

         a. Tell us whether you considered this a purchase of a business or a purchase of assets. Refer to EITF 98-3.

         O. I. CORPORATION'S RESPONSE TO COMMENT 1.A.

         Prior to our purchase of the assets of Intelligent Ion, Inc., ("Intelligent Ion") we evaluated whether the contemplated transaction constituted a business or a purchase of assets, and the need to present the separate financial statements of Intelligent Ion in a filing. Based upon our review of SFAS 141, EITF 98-3, and Rule 11-01(d) of Regulation S-X, as detailed in the following paragraphs, we concluded that since Intelligent Ion was a company in the development stage, and had not commenced planned principal operations as of December 2004, that it was presumed not to be a business at the time of our purchase of their assets. Therefore, we considered our transaction with Intelligent Ion to be a purchase of assets.


         b. If you concluded this was a purchase of assets, support your conclusion with your detailed analysis of the criteria of EITF 98-3 and reference to any other authoritative guidance you relied upon.

         O. I. CORPORATION'S RESPONSE TO COMMENT 1.B.

         We reached our conclusion that the purchase of Intelligent Ion was a purchase of assets based upon our knowledge of their company and what we received in exchange for the purchase price. To the Company, the fair value of the assets purchased from III resides in the access to the research and development on potential new products completed-to-date and in the intellectual property resulting from the research and development.

         According to EITF 98-3, a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, such as long-lived assets, including intangible assets, or rights to the use of long-lived assets, intellectual property, the ability to obtain access to necessary materials or rights, employees; (b) processes applied to those inputs, such as the existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, including
         (i) strategic management processes, (ii) operational processes, and
         (iii) resource management processes; and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. In addition, Rule 11-01(d) of Regulation S-X for determining whether a purchase is a business looks to attributes of the acquisition similar to those in EITF 98-3 to evaluate in light of the facts and circumstances involved whether a lesser component of an entity may also constitute a business.

         Inputs

         At the time of the purchase, Intelligent Ion's operations consisted entirely of research & development focused on the development of a single product, a miniaturized combination Gas Chromatograph/Mass Spectrometer (a "GC/MS"). At the time of acquisition, the potential GC/MS product required substantial more research and development, including proof-of-concept of the principle intellectual property obtained in the asset purchase.

         In exchange for the purchase price, we primarily received intellectual property and other intangible assets, namely research & development, e.g., prototypes and experimental components. We also received patents, the Intelligent Ion logo, and the Intelligent Ion name. However, the patents that we received from Intelligent Ion were still in various stages of the application process in the U.S. and abroad, and significant expenditures will be required to prosecute the applications under U.S. and international laws. We also assumed license agreements with certain institutions of higher learning for licenses of patents and technologies that are central to the development of any potential product discussed above.

         We were unsuccessful in our efforts to include Intelligent Ion's eight employees who were developing the GC/MS in the purchase transaction; therefore, we lost access to virtually all of Intelligent Ion's know-how and institutional knowledge. Only one full-time former Intelligent Ion employee remains from the original Intelligent Ion development team. Qualified scientists and engineers with requisite knowledge and skills suited to this type of research are scarce, and the loss of employees' knowledge in the R&D effort was significant. We have expended considerable effort to regain that knowledge.

         Processes and Outputs

         Intelligent Ion was in the development stage and did not have the processes required for normal, self-sustaining operations, so several crucial elements of a business were missing, such as shipping and receiving, an inventory management system (including part number assignments for components in the product), a system to manage product design changes, sales processes, customers list, installed base of products sold, after sale customer support system, or cash flow from product sales. Furthermore, a substantial amount of development is required to complete the product design now in process before we can release a product for sale, and no assurances can be given that a product will result from such efforts.

         To summarize, our analysis of what we received in the transaction in the context of EITF 98-3 would be as follows.

         Step 1 - Identify elements of transferred set

         The set includes:
         1. Research & development, e.g., prototypes and experimental components
         2.   Patent applications
         3. Agreements with certain institutions of higher learning to assume licenses of patents and technologies
         4. Certain consulting contracts to purchase services and certain contracts to purchase prototype material components to be used in research & development

         Step 2 - Compare elements to those necessary for normal operations

         The set does not include:
         1. A product that performed any of the minimum functions necessary to be recognized as a GC/MS
         2.   Employees, i.e., original Intelligent Ion development team
         3.   Operational processes
         4.   Ability to access customers or source of revenues

         Step 3 - Assess whether missing elements conclude not a business

         The missing elements taken as a whole are more than minor because they cannot be obtained easily and require significant costs to obtain. The set is not able, on a stand-alone basis, to reach a level of continuing normal operations, including the need for creating a sustainable revenue stream, and therefore, is not a business. A similar analysis of the attributes listed in Rule 11-01(d) of Regulation S-X that are missing results in the same conclusion. Furthermore, Intelligent

         Ion, Inc. was a company in the development stage, was not a going concern, and had not commenced planned principal operations as of December 2004; therefore, according to the guidance in EITF 98-3, it was presumed not to be a business at the time of our purchase of their assets.

         c. If you concluded this was a purchase of a business, revise future filings to provide all of the disclosures required by paragraphs 51-55 of SFAS 141.

         O. I. CORPORATION'S RESPONSE TO COMMENT 1.C.

         As previously discussed in our response to comment 1.b., we considered the elements relating to determining whether the purchase was a purchase of assets or a purchase of a business and concluded that it was a purchase of assets and not a business combination; therefore, the disclosures of paragraphs 51-55 of SFAS 141 are not required.


         d. Further to (c) above, if this business acquisition meets the requirements of Rule 3-05 and Article 11 of Regulation S-X, amend your Form 8-K dated December 29, 2004 to include the required financial information. Provide us with your significance calculations as set forth under Rules 3-05(b) and 11-01(b) of Regulation S-X.

         O. I. CORPORATION'S RESPONSE TO COMMENT 1.D.

         As previously discussed in our response to comment 1.b., we concluded this was a purchase of assets and not a business combination; therefore, the significance calculations as set forth under Rules 3-05
         (b) and 11-01 (b) of Regulation S-X were not required.

                  In addition, as requested in the Comment Letter, the Company acknowledges the following:

                  1. The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

                  2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K.

                  3. The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                  If you have any further comments, please contact the undersigned by telephone at (979) 690-5246 or by fax at (979) 690-6975. Thank you in advance for your prompt consideration of the response in this letter.

                                       Very truly yours,

                                       O. I. CORPORATION



                                       By: /s/ Juan Diaz
                                           -------------------------------------
                                           Juan Diaz
                                           Vice President-Corporate Controller



cc:      Tara Harkins
         Kevin Vaughn

         Kin Gill
         Andrews Kurth LLP

         Edward Beazley
         Grant Thornton LLP